ABC RECORDS MANAGEMENT AND DATA STORAGE INC.

Flat A, 22F, Block 11

Wonderland Villas, Kwai Chung

Hong Kong, China

852-6677-3973

July 13, 2012

U.S. Securities  & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Mail Stop 7010

Attention: Susan Block

Dear Sirs:

Re: ABC Records Management and Data Storage Inc.---Form S-1 (File No. 333-177746)

We are in receipt of your comment letter dated May 25, 2012 concerning our Amendment No. 3 to Registration Statement on Form S-1 filed May 11, 2012. We respond to your comments as follows and provide an amended registration statement for your review:

General

1. We note your response to our prior comment 1 and reissue in part. Please disclose on your “prospectus” cover page that you are an emerging growth company, rather than on the cover page of your registration statement.

We have amended the document accordingly.

2. In regards to the statement on the cover page, please revise to indicate that you are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, rather than under applicable SEC rules.

We have amended the document accordingly.

Description Of Business, page 18

3. We note your added disclosure in regards to our prior comment 1. We also note from your disclosure at page 10 under the risk factor “Because We Have Elected to Defer Compliance,” that it appears you are electing to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please make clear in your disclosure here your election under Section 107 in regards to complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act.

We have amended the document accordingly.

4. We note your response to our prior comment 3. In comparing the table on page 20 with the one found on page 54, it appears that you have omitted the category description for accounting expenses on page 20. We also note that the accounting expenses on both pages 20 and 54 reflect as $18,330, which appears to cause a difference of $30 for the total expenses of $170,300. Please revise to reconcile here and on page 54.

We have amended the document accordingly.

Regards,

/s/Wai Yin Marcia Pong

President